5/18/07



07007874

BB 6/22

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:

Overture Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 8th Floor
(No. and Street)

New York, NY 10022-6102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Coley II — 212-624-1878
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co, PC
(Name - if individual, state last, first, middle name)

855 Valley Road	Clifton	New Jersey	07013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

KA 6/22

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. Coley II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Overture Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

LORETTA J. HARGROVE
Notary Public, State of New York
No. 01HA5045457
Qualified in Kings County
Commission Expires June 19, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Overture Securities, LLC

Index to Financial Statements

Year Ended December 31, 2006


Trusted Advisors for 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Overture Securities, LLC:

We have audited the accompanying statement of financial condition of **Overture Securities, LLC** as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Overture Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements and Schedule for Determination of the Reserve Requirements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC
Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 26, 2007

855 Valley Road • Clifton, NJ 07013 • Tel (973) 472-6250 • Fax (973) 472-7172 • WWW.SMF-CPA.COM

New Jersey • New York • Connecticut • Florida

Overture Securities, LLC

Statement of Financial Condition

December 31, 2006

Assets

Current Assets:		
Cash	$ 25,626	
Prepaid expenses	500	
Total Current Assets		$ 26,126
Total Assets		$ 26,126

Liabilities and Member's Equity

Current Liabilities:	
Accounts payable and accrued expenses	$ 7,616
Member's Equity	18,510
Total Liabilities and Member's Equity	$ 26,126

The Accompanying Notes are an Integral Part of these Financial Statements.


SMF

Overture Securities, LLC

Statement of Operations

Year Ended December 31, 2006

Revenue:		
Other revenue		$ 32,126
Expenses:		
Salaries	48,000	
Office expenses	3,160	
Rent	3,384	
Professional and consulting fees	19,400	
Licenses and registration	948	
Total Expenses		74,892
Net Loss		$ (42,766)

The Accompanying Notes are an Integral Part of these Financial Statements.



Overture Securities, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2006

Member's Equity at Beginning of Year	$	17,500
Contributions from member		43,776
Net loss		(42,766)
Member's Equity at End of Year	$	18,510

The Accompanying Notes are an Integral Part of these Financial Statements.



Overture Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2006

Cash Flows From Operating Activities:		
Net loss		$ (42,766)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Non-cash contributions from member	$ 43,776	
(Decrease) in liablities:		
Accounts payable and accrued expenses	(384)	
Net adjustments to reconcile net loss to net cash provided by operating activities		43,392
Net Cash Provided by Operating Activities		626
Cash at Beginning of Year		25,000
Cash at End of Year		$ 25,626

The Accompanying Notes are an Integral Part of these Financial Statements.



Overture Securities, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Overture Securities, LLC ("the Company") is a registered broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (The "NASD").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – Revenue is recognized with respect to consulting services at the time services are performed.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

C. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual member of the Company who is responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal or state income taxes. The Company is subject to a New York City unincorporated business tax.

Note 3 – Related Party Transactions:

The Company has entered into an expense sharing agreement, where Overture Asset Managers, LLC (the parent company) will fund various expenses specifically allocated to the Company. Allocated expenses for the year ended December 31, 2006 amounted to $74,892.

For the year ended December 31, 2006, revenue from an affiliate aggregated $31,500. There were no amounts due from this customer at December 31, 2006.

Note 4 – Net Capital Requirements:

Pursuant to the net capital provision of rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2006 was $18,010, which exceeded its requirement by $13,010.





Supplementary Information

Overture Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2006

Total Ownership Equity	$	18,510
Deductions:		
Non Allowable Assets:		
Prepaid expenses		500
Adjusted Net Capital		18,010
Net Minimum Capital Requirement (SEC Rule 15c3-1(2)(i))		5,000
Excess Net Capital	$	13,010
Aggregate Indebteness	$	7,616
Ratio of Aggregate Indebteness to Net Capital ($7,616/$18,010)		42%

Note: There are no material differences between the above computation and the Company's corresponding un-audited Focus filing as of December 31, 2006.



Overture Securities, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2006

The Company is exempt from Rule 15(c)3-3 under paragraph (k)2i. As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report.




Trusted Advisors for 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Supplementary Report
On Internal Accounting Control

To the Board of Directors of
Overture Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Overture Securities, LLC** (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

855 VALLEY ROAD • CLIFTON, NJ 07013 • TEL (973) 472-6250 • FAX (973) 472-7172 • WWW.SMF-CPA.COM

NEW JERSEY • NEW YORK • CONNECTICUT • FLORIDA

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Overture Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sax Mady Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 26, 2007



END

